Provident Energy Announces June Cash Distribution and Completion of the Redemption of the 10.5 Percent Convertible Debentures

      NEWS RELEASE NUMBER 15-05

June 7, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its June cash distribution will be CDN$0.12 per unit payable on July 15, 2005. June's distribution is consistent with the distributions paid to unitholders since November 2003.

June's distribution will be paid to unitholders of record on June 20, 2005. The ex-distribution date will be June 16, 2005. For unitholders receiving their distribution in U.S. funds, the June 2005 cash distribution will be approximately US$0.10 per unit based on an exchange rate of 0.8033. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

On May 31, 2005 Provident completed the redemption of its 10.5 percent convertible unsecured subordinated debentures. A total of 3.4 million units were issued at the conversion price of Cdn$10.70 per unit. A further Cdn$3 million was paid to the remaining debenture holders that did not convert at $1,050 per $1,000 of convertible debenture held plus accrued interest to May 31, 2005.

The Debentures were originally issued to fund an acquisition of petroleum and natural gas assets and for general corporate purposes and were issued with a term that would have them mature on June 15, 2007.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:
Jennifer Pierce
Vice President,
Strategy, Performance Management,
Investor Relations and Communications
Phone: (403) 231-6736
Email: info@providentenergy.com

OR

Patricia Lew
Investor Relations and Communications Analyst
Phone: (403) 231-2506
Email: info@providentenergy.com
Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com